                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

     [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ______ to _____

                      Commission file number-_____________

                       NORTHWESTERN MINERAL VENTURES INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                       NORTHWESTERN MINERAL VENTURES INC.
             --------------------------------------------------------
                 (Translation of Registrant's name into English)

                           Province of Ontario, Canada
                          ----------------------------
                 (Jurisdiction of incorporation or organization)

                                36 Toronto Street
                                   Suite 1000
                            Toronto, Ontario M5C 2C5
                            -------------------------
                    (Address of principal executive offices)

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                  Common Shares
                                 --------------
                                (Title of Class)

            Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None
                                      -----
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common shares as of the close of the period covered by the annual report.

                                 Not Applicable
                                    =========

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ]. No [X].

         Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ]. Item 18 [X].

         All references herein are to Canadian dollars. Reference is made to "Item 3. Key Information." for exchange rate information for the Canadian Dollar.

EXHIBIT INDEX LOCATED ON PAGE 53

                                                 TABLE OF CONTENTS


TABLE OF CONTENTS................................................................................................i

PART I   ........................................................................................................1

Item 1.  Identity of Directors, Senior Management and Advisers...................................................1
         Directors and Senior Management.........................................................................1
         Advisers ...............................................................................................1
         Auditors ...............................................................................................2

Item 2.  Offer Statistics and Expected Timetable.................................................................2

Item 3.  Key Information.........................................................................................2
         Selected Financial Data.................................................................................3
         Capitalization and Indebtedness.........................................................................4
         Reasons for the Offer and Use of Proceeds...............................................................4
         Risk Factors............................................................................................4
         RISK FACTORS AFFECTING THE COMPANY......................................................................4
         None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit....................4
         We Will Need to Raise Substantial Funding in Order to Carry Out Our Activities..........................5
         Lack of Revenue Producing Operations....................................................................5
         We Could Lose our Interests in the Properties if Minimum Annual Work is Not Conducted...................5
         Potential Loss of Option Rights if Required Payments are Not Made.......................................5
         Title To Our Mining Properties Has Not Been Verified....................................................6
         The Bear Project's Remote Location Limits its Access to Seven Months Per Year...........................6
         The Value of our Mineral Properties is Dependent Upon Commodity Prices Which
                  Can Fluctuate Widely...........................................................................6
         We Are Not Engaged in Mining Operations;  In the Event We Engage in Mining
                  Operations in the Future, We Would Face Substantial Regulation.................................7
         Exchange Rate Fluctuations May Affect the Company's Costs...............................................8
         There is a Risk that we will be Unable to Compete for Mineral Properties,
                  Investment Funds and Technical Expertise.......................................................8
         We Do Not Have Insurance; We Will Not be Able to Insure Against All Possible
                  Risks..........................................................................................8
         If We are Unable to Maintain the Infrastructure for Our Exploration Activities, We
                  Could be Adversely Affected....................................................................9
         Management May Be Subject to Conflicts of Interest Due to Affiliations with Other
                  Resource Companies.............................................................................9
         Our Management May Not Be Subject to U.S. Legal Process................................................10

         Prices for Precious Metals such as Gold are Volatile and Could Decline.................................10
         Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-
                  Dealers Recommending the Stock For Purchase...................................................10
         Our Stock Price Could be Volatile......................................................................11
         We Do Not Plan to Pay Any Dividends in the Foreseeable Future..........................................11
         The Company has Only One Full-Time Employee............................................................11
         Future Sales of Common Shares by Existing Shareholders.................................................11

Item 4.  Information on the Company.............................................................................12
         History and Development of the Company.................................................................12
         Business Overview......................................................................................12

General  .......................................................................................................12
         Organizational Structure...............................................................................15
         Property, Plants and Equipment.........................................................................15
                  Bear Project, Northwest Territories, Canada...................................................15
                  Agreement with Fronteer Development Group Inc.................................................15
                  Fronteer's Agreement with Phelps Dodge - Conjuror Property....................................18
                  Information Regarding Bear Project............................................................20
                  Property Description and Location.............................................................20
                  Access to the Bear Project....................................................................21
                  Geology  .....................................................................................21
                  History of Exploration on Properties Comprising the Bear Project..............................21
                           Conjuror Property....................................................................22
                           Achook Property......................................................................23
                           McPhoo Property......................................................................24

EXPLORATION PROGRAM FOR 2004....................................................................................24

GLOSSARY .......................................................................................................26

Item 5.  Operating and Financial Review and Prospects...........................................................29
         Overview ..............................................................................................30
                  Operating Results.............................................................................30
                  Liquidity and Capital Resources...............................................................30
                  Research and development, patents and licenses, etc...........................................31
                  Trend Information.............................................................................32
                  Off-Balance Sheet Arrangements................................................................32
                  Tabular Disclosure of Contractual Obligations.................................................32


                                                        ii




Item 6.  Directors, Senior Management and Employees.............................................................33
         Directors and Senior Management........................................................................33
         Compensation...........................................................................................34
         No Termination Agreements for Executive Officers and Directors.........................................35
         Stock Option Plan......................................................................................35
         Board Practices........................................................................................36
         Employees..............................................................................................37
         Share Ownership........................................................................................37

Item 7.  Major Shareholders and Related Party Transactions......................................................38
         Major Shareholders.....................................................................................38
         Related Party Transactions.............................................................................39

Item 8.  Financial Information..................................................................................39
         Consolidated Statements and Other Financial Information................................................39
         Significant Changes....................................................................................39

Item 9.  The Offer and Listing..................................................................................39
         Offer and Listing Details..............................................................................39
         Plan of Distribution...................................................................................40
         Markets  ..............................................................................................41
         Selling Shareholders...................................................................................41
         Dilution ..............................................................................................41
         Expenses of the Issue..................................................................................41

Item 10. Additional Information.................................................................................41
         Share Capital..........................................................................................41
         Certificate and Articles of Incorporation..............................................................42

ARTICLES AND BY-LAWS............................................................................................43
         General  ..............................................................................................43
         Directors..............................................................................................43
                  Annual and special meetings...................................................................44
         Material Contracts.....................................................................................44
         Exchange Controls......................................................................................46
         Taxation ..............................................................................................47
                  Certain Canadian Federal Income Tax Consequences..............................................47
                  Dividends on Shares...........................................................................48
                  Disposition of Shares.........................................................................49
         Dividends and Paying Agents............................................................................49


                                                       iii



         Statements by Experts..................................................................................50
         Documents on Display...................................................................................50
         Subsidiary Information.................................................................................50

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................................50

Item 12.  Description of Securities Other than Equity Securities................................................50

Item 13.  Defaults, Dividend Arrearages, and Delinquencies......................................................50

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........................50

Item 15 and 16..................................................................................................50

Item 17.  Financial Statements..................................................................................50

Item 18.  Financial Statements..................................................................................50

Item 19.  Exhibits..............................................................................................51

                                                      PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         A.  DIRECTORS AND SENIOR MANAGEMENT.

                  Directors and Senior Management.

         DIRECTORS AND OFFICERS. The names, residence and principal occupations of the directors and senior management of Northwestern Mineral Ventures Inc. (the "Company") as of May 6, 2004 are set forth in the following table.


          NAME & RESIDENCE                      POSITION WITH                       PRINCIPAL OCCUPATION
                                                   COMPANY
Kabir Ahmed                           President, Chief                  President, Chief Executive
Toronto, Ontario                      Executive Officer,                Officer of the Company
Canada                                Director
Jon North                             Director                          President, North Atlantic
Oakville, Ontario                                                       Nickel Corp
Canada
J. Scott Waldie                       Director                          Independent businessman
Pontypool, Ontario
Canada
Roderick Chisholm                     Chief Financial Officer           Chartered Accountant
Mississauga, Ontario
Canada


         B.  ADVISERS.  Our legal advisers are:

                        Goodman and Carr LLP
                        200 King Street West
                        Suite 2300
                        Toronto, Ontario M5H 3W5
                        Canada

                        Berns & Berns
                        1270 Avenue of the Americas
                        Rockefeller Center
                        New York, New York 10020

         C.       AUDITORS.  Our auditors are:

                        McGovern, Hurley, Cunningham LLP
                        300-2005 Sheppard Avenue East
                        Toronto, Ontario M2J 5B4
                        Canada

                        Member - Canadian Institute of Chartered Accountants

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3.  KEY INFORMATION.

         All dollar amounts in this Registration Statement are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the years 1999 - 2003 and for the period September 1, 2003 - February 29, 2004.

                              YEAR          AVERAGE

                              1999           .6612

                              2000           .6790

                              2001           .6579

                              2002           .6776

                              2003           .7186



                              LOW             HIGH

       November 2003         .7484           .7708

       December 2003         .7460           .7738

       January 2004          .7496           .7880

       February 2004         .7496           .7880

       March 2004            .7418           .7645

       April 2004            .7293           .7637

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At May 6, 2004, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.7263 in U.S. dollars. (Source: The Wall Street Journal)

         A.  SELECTED FINANCIAL DATA.

         Following is selected financial data of the Company, expressed in Canadian. dollars, for the period from the Company incorporation on September 26, 2003 through December 31, 2003, the date of its audited financial statements, which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ substantially from United States generally accepted accounting principles "(US GAAP"). Reference is made to Note 9 to the audited financial statements for the period ended December 31, 2003 in "Item 18. Financial Statements." for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company's financial statements.


                                 CANADIAN GAAP
                                     CAN $
                                              Period from September 26, 2003 to
                                                     December 31, 2003 (audited)

        Revenues                                                             $0
        Loss for the Period                                              33,097
        Loss Per Share                                                     0.01
        Total Assets                                                    172,413
        Current Assets                                                  172,413
        Liabilities                                                      10,000
        Share Capital                                                       101
        Deficit                                                          33,097
        Shareholders' Equity                                            162,413


         The Selected Financial Data presented above would be the same if presented under US GAAP.

         B. CAPITALIZATION AND INDEBTEDNESS.

         At May 6, 2004, there were 18,000,000 common shares ("Shares") outstanding. The Company is authorized to issue an unlimited number of Shares. At such date, there were no options or warrants outstanding to purchase any Shares.

         At December 31, 2003, the Company's total liabilities were $10,000, it had an accumulated deficit of $33,097, and its shareholder's equity was $162,413.

         C.  REASONS FOR THE OFFER AND USE OF PROCEEDS.

             Not applicable.

         D.  RISK FACTORS.

                       RISK FACTORS AFFECTING THE COMPANY

         The business of the Company entails significant risks, and an investment in the Shares should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

         NONE OF OUR MINERAL PROPERTIES CONTAIN A KNOWN COMMERCIALLY MINEABLE MINERAL DEPOSIT. We are in the highly speculative business of acquiring, exploring for, and, if warranted, developing properties containing mining precious metals. None of our properties contain a known commercially mineable mineral deposit. Our business is subject to the lengthy and expensive process of property acquisition and exploration, with no assurance of success. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. If we are unable to acquire, explore for, identify and/or develop a property for commercial production, investors could lose their entire investment.

         WE WILL NEED TO RAISE SUBSTANTIAL FUNDING IN ORDER TO CARRY OUT OUR ACTIVITIES. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds to maintain existing property interests, acquire, explore, and if warranted, develop mineral properties. Our auditors have expressed substantial doubt as to our ability to continue as a going concern. There is no assurance that we will be able to raise the necessary funds on acceptable terms, or at all. If we do not raise these funds, investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

         LACK OF REVENUE PRODUCING OPERATIONS. Since inception, the Company has not generated any revenues from mining operations. As of December 31, 2003, the Company had an accumulated deficit of approximately $33,000. Accordingly, the Company's business operations are subject to all of the risks inherent in companies without cash flow or earnings. The future earnings, if any, and cash flow, if any, from operations of the Company are dependent, in part, on its ability to locate properties containing commercially mineable mineral deposits, of which there can be no assurance.

         WE COULD LOSE OUR INTERESTS IN THE PROPERTIES IF MINIMUM ANNUAL WORK IS NOT CONDUCTED. Pursuant to applicable legislation, Fronteer Development Group Inc. ("Fronteer") is entitled to hold its interest in certain claims comprising the Conjuror Property until July 22, 2012, subject to it completing specified work on the property. A report detailing the work completed in connection with the certain of the claims was submitted to the Mining Recorder of the Northwest Territories for approval on November 25, 2003, in the absence of which approval Fronteer's interest in these claims will lapse. Although formal approval of the required exploration work has not been granted, Management believes it will obtain the necessary approvals. Furthermore, annual exploration work is required to be conducted on the claims comprising the Bear Project. If this work is not completed, the interests in the claims will lapse and be forfeited.

         POTENTIAL LOSS OF OPTION RIGHTS IF REQUIRED PAYMENTS ARE NOT MADE. In addition to the failure to obtain sufficient financing possibly resulting in the loss of the option granted pursuant to the our agreement with Fronteer described in "Item 4. Information on the Company. D. Property, Plant, and Equipment," Fronteer may terminate our agreement in the event that the Company fails to fulfill its contractual obligations. In addition, in the event that Fronteer defaults in respect of any of its material obligations (including its financial obligations) under its agreement with Phelps Dodge Corporation of Canada, Limited ("Phelps Dodge"), described in "Item 4. Information on the Company. D. Property, Plant, and Equipment," and does not cure any such default within the allowable time limitations, Phelps Dodge may terminate its agreement with Fronteer. Further, Fronteer's (and by implication, the Company's) interest in the Conjuror Property may be compromised if Phelps Dodge breaches any of its representations or warranties contained in its agreement with Fronteer. In such an event, the Company would have no direct remedy against Phelps Dodge since it has no direct relationship with Phelps Dodge. Reference is made to "Item 4. Information on the Company. D. Property, Plant, and Equipment." The loss of any options rights would have a material, adverse effect on the Company.

         TITLE TO OUR MINING PROPERTIES HAS NOT BEEN VERIFIED. Although the title to the properties in which the Company holds interests were reviewed by or on behalf of us, and title opinions were delivered to us, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available for mining claims in Canada, and the our ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

         THE BEAR PROJECT'S REMOTE LOCATION LIMITS ITS ACCESS TO SEVEN MONTHS PER YEAR. The Company's property interests are located approximately 400 kilometers north of Yellowknife, in the Northwest Territories, Canada. Access to the Bear Project is via float-equipped, fixed wing aircraft from Yellowknife, Northwest Territories. Because of the Bear Project's extreme north location, access is limited to seven months. This remote location makes it difficult and costly to bring mining equipment to the area. In the event of bad weather, it may be difficult, if not impossible, to conduct any exploration activities or mining activities, in the event any properties are placed into commercial production, of which there can be no assurance, adversely affecting the Company.

         THE VALUE OF OUR MINERAL PROPERTIES IS DEPENDENT UPON COMMODITY PRICES WHICH CAN FLUCTUATE WIDELY. The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper, or other minerals. Gold, copper, and other mineral prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, copper or other mineral-producing countries throughout the world. The prices of gold, copper or other minerals have fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Company's properties to be impracticable. Depending on the price of gold, copper, or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company's mining properties is dependent on gold, copper or other mineral prices that are adequate to make these properties economic.

         In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

         WE ARE NOT ENGAGED IN MINING OPERATIONS; IN THE EVENT WE ENGAGE IN MINING OPERATIONS IN THE FUTURE, WE WOULD FACE SUBSTANTIAL REGULATION. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage which it may elect not to insure against due to prohibitive premium costs and other reasons.

         EXCHANGE RATE FLUCTUATIONS MAY AFFECT THE COMPANY'S COSTS. Exchange rate fluctuations may affect the costs that the Company incurs in its exploration activities. Gold, copper, and other minerals are generally sold in U.S. dollars. Since the Company's costs are incurred principally in Canadian dollars, the appreciation of non- U.S dollar currencies against the US dollar can increase the cost of gold, copper, and other mineral exploration and production in U.S. dollar terms.

         THERE IS A RISK THAT WE WILL BE UNABLE TO COMPETE FOR MINERAL PROPERTIES, INVESTMENT FUNDS AND TECHNICAL EXPERTISE. Significant and increasing competition exists for the limited number of gold and other precious metal acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large, established mining companies with substantially greater financial and technical resources than us, we may be unable to acquire additional attractive precious metal mining properties on terms we consider acceptable. Moreover, this competition makes it more difficult for us to attract and retain mining experts, and to secure financing for our operations. Accordingly, there can be no assurance that our exploration and acquisition programs will be successful or result in any commercial mining operation.

         WE DO NOT HAVE INSURANCE; WE WILL NOT BE ABLE TO INSURE AGAINST ALL POSSIBLE RISKS. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave- ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays, monetary losses and possible legal liability.

Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining company's operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

         IF WE ARE UNABLE TO MAINTAIN THE INFRASTRUCTURE FOR OUR EXPLORATION ACTIVITIES, WE COULD BE ADVERSELY AFFECTED. Our exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's exploration activities and its financial condition.

         MANAGEMENT MAY BE SUBJECT TO CONFLICTS OF INTEREST DUE TO AFFILIATIONS WITH OTHER RESOURCE COMPANIES. Because some of our directors and officers serve as officers and/or directors of other resource exploration companies which are themselves engaged in the search for additional opportunities, situations may arise where these persons are presented with, or identify, resource exploration opportunities that may be or perceived to be in competition with us for exploration opportunities. Since all of our officers and directors have a financial interest in other resource issuers to which they owe a fiduciary duty, it is likely our management may never be financially disinterested in such potential conflict of interest situations. It is likely that these other companies will be in competition with us for properties, funds, and personnel. Although it is anticipated that such potential conflicts will be dealt with in accordance with corporate and common law of the Province of Ontario, there can be no assurance any conflicts will be dealt with in a way that is best for the Company.

         Although directors are required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws, this could result in a situation where it will be difficult to have a totally disinterested board of directors deciding on a matter.

         OUR MANAGEMENT MAY NOT BE SUBJECT TO U.S. LEGAL PROCESS. The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that all of our officers and directors are neither citizens nor residents of the United States. There can be no assurance that (a) U.S. stockholders will be able to effect service of process within the United States upon such persons, (b) U.S. stockholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (c) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (d) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

         PRICES FOR PRECIOUS METALS SUCH AS GOLD ARE VOLATILE AND COULD DECLINE. Historically, gold prices have fluctuated, so that there is no assurance, even if substantial quantities of gold are discovered, that we can make a profit. The prices of precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time. Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold and of other precious and base metals will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

         OUR STOCK WILL BE A PENNY STOCK WHICH IMPOSES SIGNIFICANT RESTRICTIONS ON BROKER-DEALERS RECOMMENDING THE STOCK FOR PURCHASE. The Securities and Exchange Commission (SEC) has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market- maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and you may be unable to sell your Shares on terms you consider reasonable.

         OUR STOCK PRICE COULD BE VOLATILE. The market price of our Shares, like that of the common shares of many other natural resource companies, has been and is likely to remain highly volatile. Results of exploration activities, the price of gold, copper, and other precious metals, period-to-period fluctuations in our operating results, changes in estimates of the Company's performance by securities analysts, market conditions for shares of natural resource companies in general, and other factors beyond the control of the Company, could have a significant, adverse impact on the market price of the Shares.

         WE DO NOT PLAN TO PAY ANY DIVIDENDS IN THE FORESEEABLE FUTURE. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements and other conditions prevailing at the time.

         THE COMPANY HAS ONLY ONE FULL-TIME EMPLOYEE. The Company's only full-time service provider is Kabir Ahmed, who is its President and Chief Executive Officer. Mr. Roderick Chisholm, our Chief Financial Officer, works for the Company on a part-time basis, devoting approximately ten to fifteen hours a month on the Company's affairs. The loss of Mr. Ahmed, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management.

         FUTURE SALES OF COMMON SHARES BY EXISTING SHAREHOLDERS. Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company's ability to raise capital through future sales of Shares. The Company has previously issued Shares at an effective price per share which is lower than the effective price of the Shares in the Company's public offering of its Shares completed in February 2004. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate.

ITEM 4. INFORMATION ON THE COMPANY.

         A.  History and Development of the Company.

         The Company was incorporated under the laws of the Province of Ontario, Canada on September 26, 2003.

         The principal business office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada. Its telephone number is
(416) 365- 6580.

         Its registered and records office is located at 200 King Street West. Suite 2300, Toronto, Ontario M5H 3W5 Canada. Its telephone number is (416) 595-2300.

         B.  Business Overview(1).

GENERAL

         The Company was founded on September 26, 2003 to explore for precious and base metals in Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interest is an option to earn a 50% undivided interest in three properties located in the Northwest Territories, Canada. These properties are collectively referred to as the "Bear Project." There can be no assurance that a commercially mineable mineral deposit exists on these properties. The Company acquired the option pursuant to an Option Agreement between Fronteer Development Group Inc. and the Company, dated September 26, 2003, as amended December 17, 2003 and January 30, 2004 (the "Option Agreement"). The Bear Project consists of 8,778.1 contiguous hectares (21,690 acres) and it contains three separate properties - the Conjuror, Achook and McPhoo properties, all of which are located within the Northwest Territories Mining District, Northwest Territories. The Achook and McPhoo properties are wholly-owned by Fronteer Development Group Inc. ("Fronteer"). Fronteer holds an option to acquire a 100% interest in the Conjuror Property pursuant to an Exploration Option Agreement between Fronteer and Phelps Dodge Corporation of Canada, Limited ("Phelps Dodge"), dated October 4, 2002. The Company believes the properties making up the Bear Project have the potential for an iron-oxide copper-gold deposit. However, none of the properties contain a known commercially mineable mineral deposit, otherwise referred to as "ore."

         Our business is highly speculative. We are exploring for base and precious metals. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit.

         Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages.

         If exploration programs discover what appears to be an area which may be able to be profitably

--------
(1) See Glossary on pages 27-30 for terms used throughout this Registration Statement.

mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body.

         Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

         1. The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

         2.       The expected mining dilution;

         3.       The expected recovery rates in processing;

         4.       The cost of mining the deposit;

         5. The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

         6. The costs to construct, maintain, and operate mining and processing activities;

         7. Other costs associated with operations including permit and reclamation costs upon cessation of operations;

         8.       The costs of capital;

         9.       The costs involved in acquiring and maintaining the property;
                  and

         10. The price of the precious or base minerals. For example, the price of one ounce of gold for the years 1999-2003 ranged from a low of $271 U.S. in 2001, to a high of $ 416.25 U.S. in 2003. At May 7, 2004, the price of gold was $380.80 U.S. per ounce(2).

         Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

         If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:


--------
(2) Based upon the Average Spot Price of Gold, London PM fix.

         o    seeking to sell the deposit or the Company to third parties;

         o entering into a joint venture with larger mining company to mine the deposit; or

         o    placing the property into production ourselves.

         There can be no assurance, that we will discover any precious or base metals, establish the feasability of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to "Item. 3. Key Information. D. Risk Factors."

         C.  Organizational Structure.

         The Company has no subsidiaries.

         D.  Property, Plants and Equipment.

         BEAR PROJECT, NORTHWEST TERRITORIES, CANADA

         Our only interest to date is an option to earn a 50% undivided interest in three properties located in the Northwest Territories, Canada. These properties are collectively referred to as the "Bear Project." The Company acquired the option pursuant to the Option Agreement. The Bear Project consists of 8,778.1 contiguous hectares (21,690 acres) and it contains three separate properties - the Conjuror, Achook and McPhoo properties, all of which are located within the Northwest Territories Mining District, Northwest Territories. The Achook and McPhoo properties are wholly-owned by Fronteer Development Group Inc. ("Fronteer"). Fronteer holds an option to acquire a 100% interest in the Conjuror property pursuant to an Exploration Option Agreement between Fronteer and Phelps Dodge Corporation of Canada, Limited ("Phelps Dodge"), dated October 4, 2002. The Company believes the properties making up the Bear Project have the potential for an iron-oxide copper-gold deposit. However, none of the properties contain a known commercially mineable mineral deposit and the Company's proposed exploration program is exploratory in nature.

         AGREEMENT WITH FRONTEER DEVELOPMENT GROUP INC.

         Pursuant to the Option Agreement, the Company was granted the sole and exclusive right and option ("Option") to acquire a 50% undivided interest in the Bear Project.

         To exercise the Option, the Company is required to spend at least $5,000,000 on exploration of the Bear Project ("Expenditures"), as follows:


           DATE                                  AMOUNT

On or before September 26, 2004                 $500,000

On or before September 26, 2005                 $500,000

On or before September 26, 2006               $1,000,000

On or before September 26, 2007               $1,000,000

On or before September 26, 2008               $2,000,000

         In addition to incurring at least $5,000,000 in Expenditures, the Company is required to make cash payments to Fronteer totalling $270,000 in the amounts specified below on or prior to the dates noted:


                   DATE                           CASH
                                                 PAYMENT

          September 26, 2003                     $20,000

          September 26, 2004                     $30,000

          September 26, 2005                     $40,000

          September 26, 2006                     $50,000

          September 26, 2007                     $60,000

          September 26, 2008                     $70,000

         If the Company makes the payments totalling $270,000 above on or prior to the required date, and the following Expenditures described below, it will be deemed to have acquired and be vested with an undivided right, title and interest in the Bear Project in the percentages set forth below, except for its proportionate share of an underlying royalty to Phelps Dodge, described in "FRONTEER'S AGREEMENT WITH PHELPS DODGE - CONJUROR PROPERTY."

                  Incurs Expenditures of not less than $1,000,000 on or before September 26, 2005 - 10%;

                  Incurs Expenditures of not less than $3,000,000 on or before September 26, 2007 - 30%; and

                  Incurs Expenditures of not less than $5,000,000 on or before September 26, 2008 - 50%

         On or before January 31st of each year, Fronteer is required to prepare an exploration program for that year and submit it to the Company for its approval. If the Company fails to approve that year's program within thirty days, it has the right to submit its own recommended exploration program for that year to Fronteer, which will become the budget used for that year.

         After an exploration program has been agreed upon, Fronteer is to submit to the Company an invoice for the full amount of the Company's share of the expenditures for that coming year. Within ten days of receiving Fronteer's invoice, the Company is required to advance to Fronteer its share of that year's exploration expenditures. If the Company does not advance the funds to Fronteer, the Company will be in breach of the Option Agreement. If the Company does not cure the breach within the 15 day period it has to cure the breach, after notice, Fronteer has the right to terminate the Option Agreement.

         If Fronteer decides not to proceed with exploration on either the McPhoo, Achook, or Conjuror properties, and does not provide us with an exploration budget for a particular year, then the Company has the right to terminate the Option Agreement. Fronteer has no obligation to spend money on any specific property constituting the Bear Project. For instance, so long as the Company fulfills its obligation to provide $1,000,000 in exploration expenditures by September 26, 2005, it would still earn a 10% vested interest in all three properties constituting the Bear Project. Management of the Company believes that the Company's interest in the Achook and McPhoo properties is not linked to its spending specifically on those two properties. So long as, in the aggregate, $1,000,000, provided by the Company, is spent on exploration by September 26, 2005, the Company will be deemed to have earned its ten (10%) percent interest in all three properties.

         When the Company has (i) incurred the $5,000,000 in exploration expenditures, and (ii) made $270,000 in cash payments to Fronteer. the Company will be deemed to have exercised the Option and acquired a 50% undivided interest in the Bear Project, subject to its proportionate responsibility for an underlying royalty due to Phelps Dodge, described in "Item 4. Information on the Company. D. Property, Plants, and Equipment- Fronteer's Agreement with Phelps Dodge - Conjuror Property". In addition, the Company and Fronteer will be deemed to have formed a joint venture; the parties will then enter into a joint venture agreement in the form set forth in the amended option agreement with Fronteer dated January 30, 2004.

         Fronteer will be the operator of exploration programs conducted under the Option Agreement, and is entitled to a management fee equal to ten (10%) percent of any expenditures incurred. The management fees the Company pays to Fronteer will be credited to its required exploration expenditures.

         FRONTEER'S AGREEMENT WITH PHELPS DODGE - CONJUROR PROPERTY

         Included in the Bear Project is the Conjuror Property. Pursuant to an Exploration Option Agreement dated October 4, 2002 between Phelps Dodge and Fronteer ("Phelps Dodge-Fronteer Agreement"), Fronteer was granted the option to acquire a 100% in the Conjuror Property ("Option").

         To acquire the Option, Fronteer paid Phelps Dodge $25,000 on October 4, 2002. To maintain the Option, Fronteer is required to make the following payments, totaling $100,000, to Phelps Dodge:


       ON OR BEFORE SEPTEMBER 26                    VALUE OF CASH PAYMENT/ISSUE
                                                       OF ADDITIONAL SHARES

               2003                                      $10,000 (paid)

               2004                                             $20,000

               2005                                             $30,000

               2006                                             $40,000

         Fronteer can satisfy its obligations by either paying cash, or issuing shares of its common stock having an equivalent value to all or a portion of the cash payments required to be made, based upon the trading closing price of its shares on the TSX Venture Exchange for the seven consecutive trading days immediately prior to the issuance of the shares to Phelps Dodge.

         Although Fronteer has covenanted with the Company to fulfill its obligations under the Phelps Dodge-Fronteer Agreement to keep its option in good standing, in the event that Fronteer defaults in respect of any of its material obligations under its Option and does not cure such defaults within the allowable periods, Phelps Dodge may terminate the Phelps Dodge-Fronteer Agreement.

         Under the Phelps Dodge-Fronteer Agreement, after the Option has been exercised, Phelps Dodge retains a 2% net smelter royalty from production from the Conjuror Property. Fronteer can purchase one-half of the net smelter royalty by paying Phelps Dodge $1,000,000.

                     [MAP OF BEAR PROJECT LOCATION OMITTED]

         INFORMATION REGARDING BEAR PROJECT

         The following information regarding the Bear Project's location, access, history, planned exploration activities, and related topics are summarized from a report titled "Summary Report on the Bear Project," prepared by Murray I. Jones, P.Geo. ("Jones"), Equity Engineering Ltd., and dated January 2004 (the "Jones Report"). There is no known commercially mineable mineral deposit on any of the properties comprising the Bear Project.

         PROPERTY DESCRIPTION AND LOCATION

         The Bear Project consists of 8,778.1 contiguous hectares (21,690 acres) in three separate properties - the Conjuror, Achook and McPhoo properties, located within the Northwest Territories Mining District, Northwest Territories, Canada. As described in "Item 4. Information on the Company. B. Business Overview." the Achook and McPhoo properties are wholly-owned by Fronteer, while Fronteer holds an option to acquire a 100% interest in the Conjuror property pursuant to an Exploration Option Agreement between Fronteer and Phelps Dodge dated October 4, 2002. None of the claims have been surveyed.

         The properties comprising the Bear Project are considered "grass roots" properties, open for exploration. Management does not believe there is any significant equipment or material infrastructure on any of the properties.

         According to the Jones Report, the surface rights over the Achook property are held by the Sahtu First Nation (the "Sahtu") stemming from the settlement of land claims in the area of Great Bear Lake. The Sahtu also hold surface rights in the area of the Conjuror Property that may cover access routes to the Camsell River mining camp. Consultation with the Sahtu is necessary when land use permitting is required for exploration activities and is recommended when working on lands where surface rights are held.

         In the Jones Report, Jones stated that he initially contacted and obtained permission from the Deline District Land Corporation ("Deline"), one of three divisions of the Sahtu, to access the Achook Property without impediment in connection with the field program conducted by Fronteer on the Achook Property in 2002. Although permitting was not required in connection with Fronteer's 2002 field program, Jones stated that he engaged in informal discussions with Deline at such time pursuant to which Deline informed him that it would be amenable to the permitting of lands under its administration for exploration and other development purposes, and of Deline's established process for permitting activities. No permits have been granted nor have applications been made pertaining to the future exploration work recommended for the Bear Project. According to the Jones Report, there are no environmental liabilities known to exist on the Bear Project. See "Item 3. Key Information. Risk Factors".

         ACCESS TO THE BEAR PROJECT

         Access to the Bear Project is via float-equipped, fixed wing aircraft from Yellowknife, Northwest

Territories. The Conjuror Property is located south of Conjuror Bay, on Great Bear Lake, 405 kilometers north-northwest of Yellowknife, Northwest Territories. The nearest community is Kugluktuk (formerly Coppermine), located on the Arctic Ocean, 260 kilometers north-northeast of the Conjuror Property. The abandoned mining town of Port Radium is located 45 kilometers north of the Conjuror property on Great Bear Lake. The Achook Property is located on Achook and Rocher Rouge Islands in eastern Great Bear Lake, approximately 460 kilometers north-northwest of Yellowknife, with Kugluktuk 200 kilometers to the northeast and Port Radium 30 kilometers to the south. The McPhoo Property is located in the Calder River area, 375 kilometers north-northwest of Yellowknife, with Kugluktuk 225 kilometers north-northeast of the McPhoo property and Port Radium located 80 kilometers to the northwest.

         GEOLOGY

         According to the Jones Report, all the properties comprising the Bear Project have characteristics of iron-oxide copper gold deposits. On the Conjuror property the Jones Report stated that there was evidence of a large, hydrothermal system, consisting of iron and alkaline-rich zones. Copper-cobalt-gold-zinc mineralization is associated with iron-oxide breccias. The Jones Report stated that on the Achook property, copper-gold mineralization is commonly associated with northeast trending faults. The mineralization identified consists mostly of bornite, chalcopyrite, and chalcocite, with secondary copper minerals occurring in fractures and small veins. The Jones Report stated that the McPhoo property was staked to cover a discrete regional magnetic anomaly with associated gold, uranium, and copper mineralization. Several showings of magnetite-chalcopyrite mineralization have been identified.

         HISTORY OF EXPLORATION ON PROPERTIES COMPRISING THE BEAR PROJECT

         According to the Jones Report, prospecting was conducted in the Great Bear Lake area for gold in the 1920s and 1930s. This work eventually led to the discovery of silver-copper-uranium at Port Radium. This discovery changed the focus of exploration from gold to silver and uranium prospecting.

         1.  Conjuror Property

         According to the Jones Report, because it is located adjacent to the Camsell River mining camp, with several former-producing silver mines, including the Terra, Norex and Northrim mines, the Conjuror Property has been the subject of considerable exploration. The historical activities on and ownership of the Conjuror Property are summarized below.

         1967 - Conjuror Bay Mines Ltd. and Jason Bay Mines Ltd. conducted airborne radiometric, ground geophysical surveys north of Camsell River, and trenching and diamond drilling on large quartz vein east of Jason Bay with no significant results. They also reported cobalt-nickel mineralization, with low silver values, in quartz-carbonate veins from other trench areas.

         1975 to 1977 - Sunshine Mining Company performed geological mapping, and geochemical surveys between the Silver Bear and Norex mines, and reported mineralized quartz veins at the north end of Jason Bay and in the Luv Lake area.

         1976 to 1977 - DuPont of Canada Exploration Ltd. and Sherrit Gordon Mines Ltd. (as a joint venture) flew airborne geophysics and conducted regional mapping in the Conjuror Bay area but did not report any significant results.

         1983 - Procan Exploration Company ("Procan") conducted detailed prospecting and lithogeochemical and soil sampling programs focused on silver mineralization, covering ground almost duplicating the current Conjuror property and including the Northrim mine and the region known as the Borthwick Shaft area. Procan collected 362 rock samples and 431 soil samples. All rocks and soils were analyzed for copper and silver, and soils were analyzed for arsenic. A few selected rocks were also analyzed for arsenic, gold, silver, lead, and zinc. The program was focused on silver exploration but other than a few select samples with high grades, no silver mineralization of any extent was located. Numerous rocks with high grade copper values were located, primarily in the banded quartz-carbonate veins but no further work was conducted to determine the copper-gold potential in these rocks.

         1985 - Echo Bay Mines Ltd. explored the Omni Claims in the Balachey Lake area, conducted trenching, and reported pyrite, chalcopyrite, hematite, and minor bornite mineralization in a volcanic breccia.

         1991 - Aber Resources Ltd. conducted exploration for copper-gold-uranium deposits in the northeast Balachey Lake area.

         2002 - Fronteer conducted geological mapping and limited rock and soil sampling to test the potential for iron oxide, copper and gold deposits on the Conjuror Property. Fronteer collected 52 rock samples and 264 (plus 22 duplicate) grid soil samples, at 100 meter spacing, taken in several areas of the property at a cost of approximately $45,700. The rock samples include 7 chip samples, 30 grab samples, 9 select samples, and 6 float samples.

         2. Achook Property

         According to the Jones Report, most of the exploration work conducted on the Achook Property was concentrated on uranium. It is thought that Achook Island was likely prospected at the time of the development of the silver and uranium deposits at Port Radium in the 1930s and 1940s, although no records were found from this era. In the 1970s, exploration focus turned to uranium. A summary of work performed on the Achook Property is set forth below.

         1968 - PCE Exploration Ltd. and Mariner Mines conducted blasting and trenching which generated results of 2-3% copper in some samples.

         1977-1982 - BP Minerals Limited ("BP") conducted three uranium exploration programs on Achook Island, including grid establishment, mapping, rock sampling, and radiometric surveys. BP located several copper-uranium showings on the island. BP also analyzed samples for copper, silver, Ni, lead, and zinc. However, only one gold analysis is reported showing no significant values. BP completed four trenches on the area known as the Rhy Showing, for a total of 48.2 linear meters.

         2002 - Fronteer completed a program consisting of geological mapping, rock sampling (50 samples), and grid and contour soil sampling (173 samples plus 12 duplicates) at a cost of approximately $36,500. The rock samples include 21 chip samples, 16 grab samples, 11 select samples and 2 float samples.

         3.  McPhoo Property

         According to the Jones Report, all exploration on the McPhoo Property has focused on uranium. A summary of the exploration work conducted on the McPhoo Property is set forth below.

         1954 - Jackpot Uranium Mines Ltd. conducted prospecting, excavated a 12 meter long open cut and 6 meter deep adit and completed 1,034.8 meters of diamond drilling in 19 holes. Chalcopyrite and magnetite were identified in association with the uranium mineralization.

         1976 - Sheer Energy Development made a one day examination of the adit area, conducting minor surveying.

         1981-Sheer Energy Development conducted magnetometer and gamma spectrometer surveys over selected areas, minor geological mapping and collected 14 rock samples.

         2002 - Fronteer conducted an exploration program consisting of geological mapping, rock sampling (17 samples), and soil sampling (105 samples).



                   ******************************************


                          EXPLORATION PROGRAM FOR 2004

         Based upon the preliminary exploration work described above, the Jones Report recommended that an exploration program be undertaken to evaluate the most promising areas for a drilling program. This exploration program is referred to as Phase 1. The Jones Report recommended that the Phase 1 program be split between a detailed airborne geophysical program and groundwork consisting of geological and geochemical evaluation of anomalies from previous work and the airborne survey. The projected cost of Phase 1 is approximately $482,000, as set forth below:


Wages (project geologist, prospector, etc.)                                         $30,000

Rental (equipment)                                                                   64,000

Airborne geophysics                                                                 252,500

Fixed wing aircraft                                                                  45,000

Analyses (soils, geochemistry, assays, etc.)                                         22,300

Misc. Expenses (airfare, supplies, fuel, etc.)                                       27,000

Preparation of Report                                                                13,500
                                                                                     ------
                                                                                    396,700
                                                                                   ========

Contingency (10%)                                                                   436,370
                                                                                   --------

                                                          SUBTOTAL:                $436,370
                                                                                   ========

Project Supervision Charge                                                           45,630
                                                                                   --------

                                                             TOTAL:                $482,000
                                                                                   ========

         The Phase 1 program is being conducted now and the Company anticipates that it will be completed by September 26, 2004.

         If Phase 1 identifies what Management believes are promising drill targets for further exploration the Company intends to undertake a diamond drilling program called Phase 2. It is anticipated that the Phase 2 drilling program will drill selected targets outlined based upon exploration work to date and the results in Phase 1. Until Phase 1 is completed, it is not possible to determine what the Phase 2 program will consist of. Management is budgeting approximately $500,000 for Phase 2, but this amount could be either lower or higher, depending upon the results of Phase 1. The Company plans on paying for the exploration programs from its working capital.

         Pursuant to the terms of the Option Agreement with Fronteer, Fronteer is the operator of the property, and will be conducting the exploration program described above. Fronteer is a junior mineral exploration company, trading on the Toronto Stock Exchange under the symbol "FRG." Fronteer's Board of Directors includes senior mining company executives, including a former Vice President of Phelps Dodge Corporation.

         Fronteer's President and CEO is Dr. Mark O'Dea. Dr. O'Dea is responsible for overseeing and supervising Fronteer's exploration programs. Dr. O'Dea specializes in the application of structural geology and geophysics to mining and mineral exploration. He has been involved in building practical geological foundations to help direct exploration decisions and highlight opportunities. From 1997 to 1999, Dr. O'Dea was a senior geologist with the mining and exploration division of SRK Consulting Canada. His responsibilities included providing structural input into mineral exploration, resource calculations, feasibility studies and valuations. In 1999 he launched Riftore Consulting Inc., a Vancouver-based firm providing structural geology services to the mining industry in Alaska, Canada and India.


                     **************************************


                                    GLOSSARY


         Following is a glossary of terms used throughout this Registration Statement.


adit a horizontal tunnel in an underground mine driven from a hillside surface assay a precise and accurate analysis of the metal contents in an ore or rock sample

bornite                           a copper ore; a sulphide of copper and iron.

breccia a fragmented rock, the components of which are angular, and not waterworn.

chalcopyrite                      a sulphide of copper and iron.

concentrate                       a concentrate of minerals produced by
                                  crushing, grinding and processing methods such as gravity, flotation or leaching.

contained gold                    total measurable gold in grams or ounces
                                  estimated to be contained within a mineral deposit; does not imply that deposit contains ore copper.

cut-off grade                     deemed grade of mineralization,
                                  established by reference to economic factors, above which material is considered ore and below which is considered waste.

diamond drill                     a large machine that produces a more or less
                                  continuous core sample of the rock or material being drilled.

dilution the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.

feasibility study                 a detailed report assessing the
                                  feasibility, economics and engineering of placing a mineral deposit into commercial production.

gm/mt or gpt                      grams per tonne.

gold deposit                      means a mineral deposit mineralized with gold.

gold equivalent                   a method of presenting combined gold and
                                  silver concentrations or weights for
                                  comparison purposes. Commonly involves
                                  expressing silver as its proportionate value in gold based on the relative values of the two metals. When gold equivalent is used to express metal sold, the calculation is based on actual prices received. When grades are expressed in gold equivalent, the relative recoveries of the two metals are also taken into account.

grams per cubic meter             alluvial mineralization measured by grams of
                                  gold contained per cubic meter of material, a measure of gold content by volume not by weight.

lode mining                       mining of gold bearing rocks, typically in the
                                  form of veins or stockworks

net profit interest or NPI        a royalty based on the net profits generated
                                  after recovery of all costs

net smelter royalty or NSR        a royalty based on the gross proceeds received
                                  from the sale of minerals less the cost of smelting, refining, freight and other related costs.

nugget effect                     an effect of high variability of gold assays,
                                  due to the gold occurring in discreet coarse grains such that their content in any given sample is highly variable.

ore a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

ounce or oz.                      a troy ounce or 20 pennyweights or 480 grains
                                  or 31.103 grams

opt                               troy ounces per ton

patented mining claim             a claim to which a patent has been obtained
                                  from the government by compliance with laws relating to such claims.

prospect an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria pyrite ore - the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

quartz a rock-forming mineral of silica and oxygen, often found in veins raise a vertical or inclined tunnel in an underground mine driven upwards from below.

ramp an inclined tunnel in an underground mine driven downwards from surface reserve ore - the economically mineable part of a measured resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

reverse circulation drill         a large machine that produces a continuous
                                  chip sample of the rock or material being drilled

shaft a vertical or inclined tunnel in an underground mine driven downward from surface shear a tabular zone of faulting within which the rocks are crushed and flattened

stock or pluton                   a body of intrusive rock that covers less than
                                  40 square miles, has steep dips and is
                                  discordant with surrounding rock.

stockwork                         multiple small veins of mineralization that
                                  have so penetrated a rock mass that the whole rock mass can be considered mineralized.

strike length                     the longest horizontal dimensions of a body or
                                  zone of mineralization.

stripping ratio                   the ratio of waste material to ore that is
                                  estimated for or experienced in mining an ore body.

sulfide a compound of sulphur with more than one element; metallic sulfides are usually insoluble in water and occur in many cases as minerals.

ton                               short ton (2,000 pounds).

tonne                             metric tonne (2,204.6 pounds).

trenching                         the surface excavation of a linear trench to
                                  expose mineralization for sampling

unpatented mining claim           mining claims to which a deed from the
                                  United States government has not been
                                  received, and which are subject to annual assessment work in order to maintain ownership.

vein a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:


1 mile = 1.609 kilometers        2,204 pounds             = 1 tonne
1 yard = 0.9144 meter            2,000 pounds/1 short ton = 0.907 tonne
1 acre = 0.405 hectare           1 troy ounce             = 31.103 grams

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

         The following is a discussion of the results of operations of the Company for the period commencing on the date of incorporation of the Company (September 26, 2003) and ending December 31, 2003, and should be read in conjunction with the audited financial statements of the Company for such period, together with the accompanying notes, included elsewhere in this Registration Statement. All references herein are to Canadian dollars. Please see "Item 3. Key Information." for exchange rate information for the Canadian dollar.

         The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 9 of the financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company's financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" and elsewhere in this Registration Statement.

OVERVIEW

         The Company was incorporated September 26, 2003 to engage in the acquisition, exploration, and, if warranted, the development of properties containing precious and base metals. In particular, the Company's activities since incorporation have focused on the financing of its proposed exploration of the Bear Project, located in the Northwest Territories, Canada.

         A.  OPERATING RESULTS

         The Company commenced operations during September 2003. From September 26, 2003 to December 31, 2003, Management devoted its activities toward organizing the Company and negotiating the Option Agreement with Fronteer. During this time, no revenues were realized or significant expenses incurred. The Company funded operations during the period from incorporation (September 26, 2003) to December 31, 2003 through the net proceeds of a Special Warrant Offering, completed on November 12, 2003. The Company issued 2,000,000 Special Warrants at a price of $0.10 per Special Warrant. Each Special

Warrant entitled the holder thereof to acquire, without additional payment and subject to adjustment pursuant to the Special Warrant Certificates, one Share. A Prospectus dated January 9, 2004 qualified the distribution of 2,000,000 Shares issued by the Company, without additional payment, upon the exercise of the 2,000,000 Special Warrants. The net proceeds of the Special Warrant Offering were used by the Company to finance the operations of the Company, to make the initial payment to Fronteer of $20,000 under the Option Agreement in respect of the Bear Project, and for general corporate purposes.


         B.  LIQUIDITY AND CAPITAL RESOURCES

         At March 2, 2004 the Company had cash on hand of approximately $1,489,000. Pursuant to a Prospectus dated January 9, 2004, the Company sold in Canada and in jurisdictions outside of the United States a total of 15,000,000 Shares, at a price of $0.10 Can. per share, receiving net proceeds of approximately $1,350,000. These funds, along with the $200,000 received from the November 2003 Special Warrant offering described above, are being used to fund the Company's obligations on the Bear Project and for general corporate purposes.

         In 2004 the Company intends to undertake an exploration program based upon the Jones Report described in "Item 4. Information on the Company. D. Property, Plants and Equipment." The Jones Report recommended that an exploration program be undertaken to evaluate the most promising areas for a drilling program. This exploration program is referred to as Phase 1. The Jones Report recommended that the Phase 1 program be split between a detailed airborne geophysical program and groundwork consisting of geological and geochemical evaluation of anomalies from previous work and the airborne survey. The projected cost of the Phase 1 program is approximately $482,000. If the Phase 1 program identifies what Management believes are promising drill targets for further exploration, the Company intends to undertake a diamond drilling program called Phase 2. The Phase 2 drilling program is designed for selected drill targets that have been outlined based upon exploration work to date. The estimated cost of the Phase 2 drilling program is approximately $500,000. However, the Phase 2 drilling program will not commence on these targets until all geophysical work has been completed in Phase 1 that may delineate better drill hole locations. Depending upon the results of the Phase 1 exploration program, Company intends to undertake the Phase 2 drilling program recommended in the Jones Report. The Company plans on paying for the exploration programs from its working capital.

         Since the Bear Project is at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital. Management believes its current cash on hand will be sufficient to fund the Company's activities, including the recommended exploration program on the Bear Project. The Company's capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company's properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company's exploration activities, and upon the state of the capital markets generally. See "Item 3. Key Information. D. Risk Factors."

         C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Since its incorporation on September 26, 2003 the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the Special Warrant Offering described in "A. Operating Results,"and (ii) negotiating the Option Agreement with Fronteer regarding exploration of the Bear Property.

         D.  TREND INFORMATION.

         Not Applicable.

         E.  OFF-BALANCE SHEET ARRANGEMENTS.

         The Company is not engaged in any off-balance sheet arrangements.

         F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

         The Company's only contractual obligations are in connection with its option to acquire a 50% interest from Fronteer in the Bear Project, Northwest Territories, Canada set forth in the following table:

                                                                            PAYMENTS DUE BY PERIOD
                                   TOTAL             LESS THAN            1-3 YEARS          3-5 YEARS           MORE
                                                     ONE YEAR                                                    THAN
                                                                                                                 FIVE
                                                                                                                 YEARS
CONTRACTUAL OBLIGATIONS

Option Payments to                 $5,270,000         $530,000             $1,590,000          $3,130,000         0
Fronteer and required
Exploration Expenditures
on Bear Project

         If the Company makes payments totalling $270,000 on or prior to the required dates specified in the Option Agreement, and incurs the following exploration expenditures, it will be deemed to have acquired and be vested with an undivided right, title and interest in the Bear Project in the percentages set forth below, except for its proportionate share of the underlying royalty to Phelps Dodge:

         Incurs Expenditures of not less than $1,000,000 on or before September 26, 2005 - 10%;

         Incurs Expenditures of not less than $3,000,000 on or before September 26, 2007 - 30%; and

         Incurs Expenditures of not less than $5,000,000 on or before September 26, 2008 - 50%

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

         DIRECTORS AND OFFICERS. The names, municipalities of residence and principal occupations of the directors and officers of the Company are as follows:


             NAME &
        MUNICIPALITY OF                 POSITION WITH                    PRINCIPAL OCCUPATION           AGE
           RESIDENCE                       COMPANY
Kabir Ahmed                      Chief Executive               President and CEO -                      35
Toronto, Ontario                 Officer,                      Northwestern Mineral
Canada                           Director                      Ventures Inc.

Jon North                        Director                      President, North Atlantic                42
Oakville, Ontario                                              Nickel Corp.
Canada

J. Scott Waldie                  Director                      Independent Businessman                  50
Pontypool, Ontario
Canada

Roderick Chisholm                Chief Financial               Chartered Accountant                     55
                                 Officer



         KABIR AHMED is a securities lawyer and serves as the Company's President and Chief Executive Officer. Mr. Ahmed holds a B.Sc. from the University of Toronto, an LL.B. from Osgoode Hall Law School, and a Masters of Business Administration in Corporate Finance from York University's Schulich School of Business. He has been admitted to the Bars of New York and Ontario. Mr. Ahmed was engaged as a part-time instructor at York University, Atkinson College (1999 to 2000), corporate counsel at Mirus Internet Technologies Inc., an internet technology firm (2000 to 2001), Ontario Regional Manager (Corporate Finance Services/Business Development) at the Toronto Stock Exchange (2001 to
2002) and as senior corporate counsel, compliance and corporate finance at Richmond Capital Partners Inc., a corporate finance firm (2002 to present). Mr. Ahmed dedicates approximately 75% of his time to the Company and has not entered into any non-competition or non-disclosure agreement with the Company.

         JON NORTH is a professional exploration geologist with 18 years of experience in mineral exploration with major and junior mining companies world-wide, including Western Mining Corp. (WMC) International, BHP Minerals International and Agip Mining Zambia Ltd. Dr. North holds a B.Sc. (1984) from the University of Western Ontario, an M.Sc. (1988) from Memorial University of Newfoundland and a Ph.D. (1993) from the University of Western Ontario. Dr. North's industry experience is primarily in area selection and target evaluation in the exploration for a wide variety of mineral deposits including Proterozoic Ni-Cu deposits and IOCG deposits. Dr. North currently serves as President and a director of North Atlantic Nickel Corp. ("NAC") and as a director of Grange Resource Group, each mineral exploration companies. Dr. North previously served as Vice President, Exploration of Dumont Nickel Inc., a mineral exploration company, from October, 1998 to May, 2002. Dr. North dedicates approximately 5% of his time to the Company and has not entered into any non- competition or non-disclosure agreement with the Company. Jon North was a director of Grange Gold Corporation which was the subject of a cease trade order issued in June 2003 for failure to file financial statements. The cease trade order was subsequently revoked in July 2003.

         J. SCOTT WALDIE has 24 years of experience in the mining, mineral exploration and mining finance industries. Mr. Waldie graduated from the Mining Technology program of Halleybury School of Mines in 1979. Mr. Waldie is an independent contractor that has worked for a number of companies in the junior mining industry. Mr. Waldie is currently a director of NAC. Mr. Waldie dedicates approximately 5% of his time to the Company and has not entered into any non-competition or non- disclosure agreement with the Company.

         RODERICK CHISHOLM was appointed the Company's Chief Financial Officer on February 24, 2004. A chartered accountant, Mr. Chisholm has over 20 years experience as a chief financial officer of junior mining companies and providing financial and corporate services. Mr. Chisholm devotes between ten to fifteen hours per month on the Company's affairs.

         B.  Compensation.

         MR. KABIR AHMED receives $7,500 per month in for serving as the Company's as President and Chief Executive Officer. Other than the payments to Mr. Ahmed, the Company has not paid or accrued any annual, long-term and other compensation for services rendered in any capacity to the Company for the period commencing September 26, 2003 (the date of incorporation of the Company's incorporation) and ending December 31, 2003 to any person.

         RODERICK CHISHOLM charges the Company $150 per hour for his services as its Chief Financial Officer. Mr. Chisholm has been receiving between $1,500 to $2,000 per month in compensation from the Company.

         No Termination Agreements for Executive Officers and Directors.

         The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person's employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

         Stock Option Plan.

         On September 27, 2003 the Company established a Stock Option Plan (the "Plan") for the purpose of providing incentives to directors, officers, employees and consultants of the Company. The maximum number of Shares reserved for issue under the Plan cannot exceed the lesser of 2,000,000 Shares and 10% of the issued and outstanding Shares from time to time. The total number of Shares which may be reserved for issuance to any one individual under the Plan shall not exceed 5% of the outstanding Shares in any 12 month period.

         The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company. The options are non-assignable and may be granted for a term not exceeding five years.

         The Plan is currently administered by the Board of Directors (the "administrator"). Options may be granted to purchase Shares on such terms that the administrator of the Plan may determine within the limitations of the Plan and subject to the rules of applicable regulatory authorities. In determining the number of optioned Shares that may be granted to each optionee, consideration will be given to the optionee's present and potential contribution to the success of the Company and to any applicable regulatory requirements.

         Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time. The number of Shares reserved for issue to any one person pursuant to the Plan may not exceed 5% of the issued and outstanding Shares at the date of such grant or in any 12 month period.

         The exercise price for options granted under the Plan may not be less than the "fair market value" of the Shares at the time of grant as determined by the administrator of the Plan but may not be less than the average closing price of the Shares on the TSX Venture Exchange (or any other applicable stock exchange) for the ten trading days prior to the date of grant. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted (or up to ten years from the date of grant if permitted by applicable stock exchanges), subject to earlier termination after certain events such as the optionee's cessation of service to the Company or death.

         Options/SARs Granted Since Company's Incorporation. The following table sets out certain information relating to options and SARs granted since the Company's incorporation on September 26, 2003 to the Company's executive officers and directors.

                                                                   IN CANADIAN $              IN CANADIAN $
                                                                                             MARKET VALUE OF
                                                % OF TOTAL                                     SECURITIES
                                               OPTIONS/SARS                                    UNDERLYING
                        SECURITIES UNDER        GRANTED TO          EXERCISE OR            OPTIONS/SARS ON THE
                          OPTIONS/SARS         EMPLOYEES IN        BASE PRICE PER              DATE OF THE
        NAME               GRANTED(#)         FINANCIAL YEAR    SECURITY($/SECURITY)        GRANT($/SECURITY)       EXPIRATION DATE
Kabir Ahmed                  100,000               28.57%               $1.15                    $1.15               March 26, 2009
Chief Executive
Officer, Director

Jon North                    100,000               28.57%               $1.15                    $1.15               March 26, 2009
Director

J. Scott Waldie              100,000               28.57%               $1.15                    $1.15               March 26, 2009
Director

Roderick Chisholm            50,000                14.29%               $1.15                    $1.1                March 26, 2009
Director

         No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company pursuant to any existing plan provided or contributed to by the Company and its subsidiaries, or otherwise.

C.  BOARD PRACTICES.

         The directors of the Company are as follows:


    NAME                        POSITION                DATE APPOINTED DIRECTOR

Kabir Ahmed          Chairman of the Board, CEO,         September 27, 2003
                     President
Jon North            Director                            September 27, 2003

J. Scott Waldie      Director                            September 27, 2003


         The Company's Board of Directors acts as the audit committee to oversee the retention, performance and compensation of the Company's independent auditors, and to oversee and establish procedures concerning systems of internal accounting and control. The Company does not have a remuneration committee.

         D. EMPLOYEES.

         The Company's sole service providers are Kabir Ahmed, its President and Chief Executive Officer, and Roderick Chisholm, its Chief Financial Officer.

         E.  SHARE OWNERSHIP.

         The following table sets forth the shareholdings of the Company's directors and senior management as at May 6, 2004.

                   NAME                          POSITION          NUMBER OF                   PERCENTAGE
                                                                    SHARES                         OF
                                                                     OWNED                    OUTSTANDING
                                                                                                 SHARES
Kabir Ahmed                        President, Chief Executive         1,000,000*                   5.56%
                                   Officer, Director
Jon North                          Director                                   0                       0

J. Scott Waldie                    Director                                   0                       0

Roderick Chisholm                  Chief Financial Officer                    0*                      0
Officers & Directors, as a                                            1,000,000                    5.56%
group

* These amounts do not reflect (i) the 100,000 Shares Kabir Ahmed can acquire pursuant to the exercise of options, or (ii) the 50,000 Shares Roderick Chisholm can acquire pursuant to the exercise of options.

         Pursuant to an Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the "Escrow Agent"), and Kabir Ahmed ("Ahmed"), in connection with the Company's initial public offering of up to 15,000,000 Shares in February 2004, Ahmed agreed to place 1,000,000 Shares in escrow with the Escrow Agent, to be released from escrow as follows:


             DATE                                                 NUMBER OF SHARES
                                                                  RELEASED FROM ESCROW
Date Company's Shares are listed on TSX                     1/10 of Shares in Escrow
Venture Exchange ("Listing Date")
6 Months After Listing Date                                 1/6 of Shares Remaining in Escrow
12 Months After Listing Date                                1/5 of Shares Remaining in Escrow
18 Months After Listing Date                                1/4 of Shares Remaining in Escrow

                                       33

24 Months After Listing Date                                1/3 of Shares Remaining in Escrow
30 Months After Listing Date                                1/2  of Shares Remaining in Escrow
36 Months After Listing Date                                any Shares Remaining in Escrow

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

         A.  Major Shareholders.

         The following table sets forth the shareholdings of persons believed by the Company to beneficially own 5% or more of our Shares. At May 6, 2004, there were 18,000,000 Shares outstanding.


 MAJOR SHAREHOLDERS     SHARES OWNED     SHARES WHICH CAN BE  SHARES WHICH        PERCENTAGE
                                          ACQUIRED THROUGH       CAN BE         OWNED OF CLASS(3)
                                         OPTION EXERCISE(1)    ACQUIRED
                                                                 THROUGH
                                                                 WARRANT
                                                                EXERCISE(2)
Kabir Ahmed               1,000,000             0                     0                 5.56%
George Grant              1,000,000             0                     0                 5.56%
Peter Karlechuk           1,000,000             0                     0                 5.56%

         At May 6, 2004, there were no U.S. holders of record. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

         B.  Related Party Transactions.

         No director, executive officer, person owning at least 5% of the Company's outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

ITEM 8.  FINANCIAL INFORMATION.

         A.  Consolidated Statements and Other Financial Information.

         Reference is made to "Item 18. Financial Statements" for the financial statements included in this Registration Statement.

         There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

         The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements and other conditions prevailing at the time.

         B. Significant Changes.

         Other than the approximately $1,350,000 in net proceeds funds we received in our public offering completed in February 2004, there have been no significant changes in the Company's business since the date of the audited financial statements for the period ended December 31, 2003.

ITEM 9.  THE OFFER AND LISTING.

         A.  OFFER AND LISTING DETAILS.

         The Company's Shares commenced trading on the TSX Venture Exchange in Canada on March 19, 2004 under the symbol "NWT," on the Berlin Stock Exchange on March 30, 2004 ("MNV"), and the Frankfurt Stock Exchange on April 5, 2004 ("MNV"). Following is information on the trading history of the Company's
Shares:

         The low and high market prices for the Shares, on a monthly basis, on the TSX Venture Exchange are as follows:


        MONTH AND YEAR                           LOW          HIGH
        March 2004                               0.57         1.30
        April 2004                               1.32         1.50

         The closing price of the Shares on the TSX Venture Exchange on May 6, 2004 was $1.37.

         The low and high market prices for the Company's Shares on the Berlin and Frankfurt Stock Exchanges are as follows:

                         BERLIN STOCK EXCHANGE


        MONTH AND YEAR                  LOW                 HIGH
        March 2004                     .72 Euros           .76 Euros
        April 2004                     .76 Euros           .93 Euros


                       FRANKFURT STOCK EXCHANGE
        MONTH AND YEAR                  LOW                 HIGH
        April 2004                     .85 Euros           .90 Euros


         At May 6, 2004, one Euro, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $1.2075 in U.S. dollars. (Source:
The Wall Street Journal)

         The closing prices of the Shares on the Berlin Stock Exchange and Frankfurt Stock Exchange on May 6, 2004 were .82 Euros and $.80 Euros, respectively.

         The Company plans to have its Shares traded on the OTC Bulletin Board in the United States during 2004, although there can be no assurance that the Shares will be accepted for trading on this facility.

         B.  PLAN OF DISTRIBUTION.

         Not applicable.

         C.  MARKETS

         (see A. above)

         D.  SELLING SHAREHOLDERS.

         Not applicable.

         E. DILUTION.

         Not applicable.

         F.  EXPENSES OF THE ISSUE.

         Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

         A.  SHARE CAPITAL.

         The Company is authorized to issue an unlimited number of Shares, no par value. At May 6, 2004, there were 18,000,000 Shares issued and outstanding. At such date, there were no outstanding options.

         Since incorporation on September 26, 2003, the Company has sold and issued the following securities, for the stated consideration.


    DATE AND TITLE OF               AMOUNT OF          PRICE/SECURITY
     SECURITIES SOLD             SECURITIES SOLD
  PRIVATE PLACEMENT OR
           IPO
September 26, 2003               1 Share                $1.00/Share
September 30, 2003               999,999 Shares         $.0001/Share
Common Stock
November 17, 2003                2,000,000              $.10/Special Warrant
Special Warrants
February 26, 2004                1,500,0000             $.10/Share
Common Stock


         B.  CERTIFICATE AND ARTICLES OF INCORPORATION

         Common Shares

         The Company is authorized to issue an unlimited number of Common Shares ("Shares"), with no par value.

         The holders of Shares are entitled to such dividends as and when declared by our board of directors, to one vote per share at meetings of shareholders and upon liquidation, to receive such of our assets as are distributable to holders of Shares, subject to the rights of holders, if any, of the Preferred Shares. All Shares presently outstanding are duly authorized, validly issued, fully paid and non-assessable. Shares have no preference, conversion, exchange, preemptive or cumulative voting rights.

         All Shares are entitled to one vote per share at all meetings of shareholders, rank equally as to dividends and as to the distribution of the Company's assets available for distribution in the event of a liquidation, dissolution or winding up of the Company. There are no preemptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds.

         Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the "Act") and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company's shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

         Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

                              ARTICLES AND BY-LAWS

         The following presents a description of certain terms and provisions of the Company's articles and by-laws.

GENERAL

         The Company was incorporated in the Province of Ontario on September 26, 2003. Its Ontario Corporation Number is 1589236.

         The Company's corporate objectives and purpose are unrestricted.

DIRECTORS

         Pursuant to Section 132 of the Business Corporation Act (Ontario) ("OBCA"), a director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with us shall disclose to us the nature and extent of that interest and shall not vote on any resolution to approve such contract or transaction.

         If a quorum of independent directors is present, the directors are entitled to vote compensation to themselves.

         Section 137 of the OBCA provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

         Section 184 of the OBCA provides that the board may from time to time on our behalf, without authorization of shareholders:

              o    borrow money upon Company credit;

              o issue, reissue, sell or pledge debt obligations of the Company;

              o guarantee on our behalf to secure performance of any obligation of any person; and

              o mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our currently owned or subsequently acquired property of the Company, to secure any obligations of the Company.

         There are no provisions in the Company's by-laws relating to retirement or non- retirement of directors under an age limit requirement. A director need not be a shareholder. A majority of directors must be resident Canadians and at least one-third of the directors must not be officers or employees of the Company or of any of the Company's affiliates.

         Annual and special meetings

         The annual meeting and special meetings of shareholders are held at such time and place as the board of directors, the chairman of the board, the managing director or the president shall determine. Notice of meetings are sent out to shareholders not less than 21 nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for reelection at staggered intervals.

         There are no provisions in either the Company's Articles of Incorporation or By- laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary.

         There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

         C.  MATERIAL CONTRACTS

         1. Option Agreement Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc., dated September 26, 2003. Reference is made to "Item 4. Information on the Company. D. Property, Plants and Equipment." for a discussion of this agreement.

         2. Amending Agreement made as of December 17, 2003 Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc. Reference is made to "Item 4. Information on the Company. D. Property, Plants and Equipment." for a discussion of this agreement.

         3. Second Amending Agreement made as of January 30, 2004 Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc. Reference is made to "Item 4. Information on the Company. D. Property, Plants and Equipment." for a discussion of this agreement.

         4. Agency Agreement dated January 9, 2004 between Northwestern Mineral Ventures and Dominick & Dominick Securities Inc. Pursuant to this agreement, Dominick & Dominick Securities Inc. ("Dominick & Dominick") agreed to act as the Company's underwriter, on a best efforts basis, in connection with the Company's initial public offering in Canada of a minimum of 8,000,000 shares to a maximum of 15,000,000 shares, at a price of $0.10 per share. Dominick & Dominick received a fee of 7% of the gross proceeds of the offering (which was $105,000, or 7% of the $1,500,000 raised).

         5. Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc. (the "Escrow Agent"), and Kabir Ahmed ("Ahmed"). Pursuant to this agreement, in connection with the Company's initial public offering of up to 15,000,000 Shares, Ahmed agreed to place 1,000,000 Shares in escrow with the Escrow Agent, to be released from escrow as follows:

             DATE                        NUMBER OF SHARES RELEASED FROM ESCROW

Date Company's Shares are listed on      1/10 of Shares in Escrow
TSX Venture Exchange ("Listing Date")

6 Months After Listing Date              1/6 of Shares Remaining in Escrow

12 Months After Listing Date             1/5 of Shares Remaining in Escrow

18 Months After Listing Date             1/4 of Shares Remaining in Escrow

24 Months After Listing Date             1/3 of Shares Remaining in Escrow

30 Months After Listing Date             1/2 of Shares Remaining in Escrow

36 Months After Listing Date                 any Shares Remaining in Escrow


         6. Consulting Agreement with Primoris Group Inc. ("Primoris Group"), dated April 22, 2004. Under the terms of this agreement, Primoris Group is to provide investor relations services to the Company for one year. Primoris Group is receiving $13,500 per month and has been granted stock options to acquire 150,000 Shares at an exercise price of $1.35 per Share, with an expiration date of April 22, 2007. This agreement is subject to approval by the TSX Venture Exchange.

         The above descriptions of the Company's agreements are summaries only. The full agreements are set forth at "Item 19. Exhibits."

         D.  EXCHANGE CONTROLS.

         There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to "Item E. Taxation."

         There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

         The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

         Management of the Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with a thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, Management believes the Company would likely become a "non-Canadian" which is a "WTO investor." Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

         Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

         Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister's determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner.

         Any proposed take-over of the Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country which is a member of the World Trade Organization. In the case of a person which is not an individual, a WTO investor is a person which, generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries which are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

         E. TAXATION.

         Certain Canadian Federal Income Tax Consequences

         The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who holds Shares and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act") and any applicable bi-lateral tax convention, is not and has never been resident or deemed to be resident in Canada, deals at arm's length and is not affiliated with the Company, holds his/her Shares as capital property, does not use or hold (and will not use or hold) and is not deemed to use or hold his/her Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

         The summary is based on the current provisions of the Act and the regulations thereunder and the Company's understanding of the current published administrative practices, and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof

(the "Proposed Amendments") although no assurances can be given that such Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision or other changes in administrative practices or assessing policies of the CCRA nor does it take into account any provincial, territorial, local or foreign tax considerations. The provisions of provincial income tax legislation may vary from province to province in Canada and, in some cases, differ from federal tax legislation.

         This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Accordingly, holders and prospective holders of Shares should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority. Any Non-Resident Holder who acquires Shares other than from the Company may be required to obtain from the vendor a certificate pursuant to section 116 of the Act (described below) unless the Shares are listed on a prescribed stock exchange or, after reasonable inquiry, the purchaser had no reason to believe the vendor was a non-resident of Canada within the meaning of the Act.

         Dividends on Shares

         Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder will be subject to Canadian non-resident withholding tax at a general rate of 25%. This rate may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Dividends paid or credited or deemed under the Act to be paid or credited on the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada- United States Income Tax Convention will generally be subject to Canadian non-resident withholding tax at a rate of 15% and may, in the case of a corporation, be further reduced in certain circumstances.

         Disposition of Shares

         A Non-Resident Holder will not be subject to tax under the Act in respect of any capital gain realized on a disposition of Shares unless at the time of such a disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder.

         Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such Shares are listed on a prescribed stock exchange (which includes Tiers 1 and 2 of the TSX Venture Exchange) at that time unless at any time during the sixty month period immediately preceding the disposition of such Shares, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together will all such persons, owned or had an interest in or right to acquire 25% or more of the Shares of any class or series of the capital stock of the Company. Under certain circumstances, Shares of the Company may be deemed to be taxable Canadian property. In the event that Shares constitute taxable Canadian property to a particular Non-Resident Holder, capital gains realized on the disposition of the Shares held by a Non-Resident Holder who is resident in the United States for purposes of the Canada-United States Income Tax Convention will generally not be subject to Canadian tax unless the value of the Shares at that time is derived principally from real property situated in Canada.

         A purchase of Shares by the Company (other than a purchase of Shares in the open market in the manner in which Shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Act equal to the amount, if any, by which the amount paid by the Company on the purchase exceeds the paid-up capital of such Shares determined in accordance with the Act. The paid-up capital may be less than the Non-Resident Holder's adjusted cost base of such Shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of such deemed dividend will reduce the proceeds of disposition of the Shares to the Non-Resident Holder for purposes of computing the Non-Resident Holder's capital gain or loss under the Act.

F.  DIVIDENDS AND PAYING AGENTS.

         Holders of Shares are entitled to receive dividends in cash, property or Shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. To date, the Company has never paid any dividends to its shareholders.

G.  STATEMENTS BY EXPERTS.

         Not applicable.

H.  DOCUMENTS ON DISPLAY.

         Copies of the documents referred to in this document may be inspected during normal business hours, at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada.

I.  SUBSIDIARY INFORMATION.

         Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM. 15 AND 16.

         Not applicable.

ITEM 17.  FINANCIAL STATEMENTS.

See "Item 18.  Financial Statements."

ITEM 18.  FINANCIAL STATEMENTS.

         (1) Consolidated Balance Sheets of the Company as at December 31, 2003 and Statement of Cash Flows for the period from September 26, 2003 (date of incorporation) to December 31, 2003. These statements were prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 9 to the consolidated financial statements for a description of the differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

ITEM 19. EXHIBITS.

         Exhibits.

         1.       Certificate and Articles of Incorporation.

         2.       By-Laws.

         3.       List of Agreements.

                  A. Option Agreement Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc., dated September 26, 2003.

                  B. Amending Agreement made as of December 17, 2003 Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc.

                  C. Second Amending Agreement made as of January 30, 2004 Between Fronteer Development Group Inc. and Northwestern Mineral Ventures Inc.

                  D. Agency Agreement dated January 9, 2004 between Northwestern Mineral Ventures and Dominick & Dominick Securities Inc.

                  E. Escrow Agreement dated January 9, 2004 among Northwestern Mineral Ventures Inc., Equity Transfer Services Inc., and Kabir Ahmed.

                  F. Consulting Agreement dated April 22, 2004 with Primoris Group Inc.

         4.       Consents

                           A. Consent of McGovern, Hurley, Cunningham, LLP, Chartered Accountants.
                           B.       Consent of Equity Engineering Ltd.

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                            NORTHWESTERN MINERAL VENTURES INC.


                                            By:   /s/ Kabir Ahmed
                                               ----------------------------
                                                     By: Kabir Ahmed
                                                     Title: President


Date: June 24, 2004

                       NORTHWESTERN MINERAL VENTURES INC.

                              FINANCIAL STATEMENTS
                         (AN EXPLORATION STAGE COMPANY)

         FOR THE PERIOD FROM DATE OF INCORPORATION (SEPTEMBER 26, 2003)
                                       TO
                                DECEMBER 31, 2003

                       NORTHWESTERN MINERAL VENTURES INC.

                              FINANCIAL STATEMENTS
                         (AN EXPLORATION STAGE COMPANY)

         FOR THE PERIOD FROM DATE OF INCORPORATION (SEPTEMBER 26, 2003)
                                       TO
                                DECEMBER 31, 2003






INDEX                                                                  PAGE

Auditors' Report                                                          1

Balance Sheet                                                             2

Statement of Operations and Deficit                                       3

Statement of Cash Flows                                                   4

Notes to the Financial Statements                                    5 - 13

[MHC LOGO] McGovern, Hurley, Cunningham, LLP
           Chartered Accountants

                                AUDITORS' REPORT


To the Shareholders of
NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)


We have audited the balance sheet of Northwestern Mineral Ventures Inc. (An Exploration Stage Company) as at December 31, 2003 and the statements of operations and deficit and cash flows for the period from date of incorporation (September 26, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and cash flows for the period from date of incorporation (September 26, 2003) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.


                                      MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                      /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                      CHARTERED ACCOUNTANTS

TORONTO, Canada
March 8, 2004



COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 8, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                      MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                      /s/ MCGOVERN, HURLEY, CUNNINGHAM, LLP

                                      CHARTERED ACCOUNTANTS
TORONTO, Canada
March 8, 2004

NORTHWESTERN MINERAL VENTURES INC.                                        Page 2
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 2003
================================================================================

                                                                   2003
                                                                $
================================================================================

                                         ASSETS
CURRENT
     Cash                                                            172,413
                                                                ============




                                       LIABILITIES
CURRENT
     Accounts payable and accrued liabilities                         10,000
                                                                ------------


                                  SHAREHOLDER'S EQUITY

CAPITAL STOCK (Note 3)                                                   101

SPECIAL WARRANTS (Note 3(d))                                         195,409

ACCUMULATED DEFICIT                                                  (33,097)
                                                                ------------

                                                                     162,413
                                                                ------------

                                                                     172,413
                                                                ============

APPROVED ON BEHALF OF THE BOARD:


Signed "KABIR AHMED"       , Director
---------------------------

Signed "JON NORTH"         , Director
---------------------------



               See accompanying notes to the financial statements

NORTHWESTERN MINERAL VENTURES INC.                                        Page 3
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD FROM DATE OF INCORPORATION (SEPTEMBER 26, 2003)
TO DECEMBER 31, 2003
================================================================================

                                                                      2003
                                                                       $
================================================================================

EXPENSES
     Administrative expense                                             33,097
                                                                     ---------

NET LOSS FOR THE PERIOD                                                 33,097

ACCUMULATED DEFICIT, beginning of period                                  -
                                                                     ---------

ACCUMULATED DEFICIT, end of period                                      33,097
                                                                     ---------


Basic net loss per share (Note 5)                                       (0.01)
                                                                     ---------

Diluted net loss per share (Note 5)                                     (0.01)
                                                                     ---------

Basic shares outstanding (Note 5)                                    2,500,000
                                                                     ---------

Diluted shares outstanding (Note 5)                                  2,500,000
                                                                     ---------




               See accompanying notes to the financial statements

NORTHWESTERN MINERAL VENTURES INC.                                        Page 4
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCORPORATION (SEPTEMBER 26, 2003)
TO DECEMBER 31, 2003
================================================================================

                                                                     2003
                                                                      $
================================================================================

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                                              (33,097)

Changes in non-cash working capital balances
     Increase in accounts payable and accrued liabilities              10,000
                                                                   ----------

Net cash used in operating activities                                 (22,097)
                                                                   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common shares                                            101
     Issuance of special warrants                                     200,000
     Special warrants issue costs                                      (4,591)
                                                                   -----------

Net cash provided by financing activities                             195,501
                                                                   ----------

Increase in cash, and cash, end of year                               172,413
                                                                   ==========



SUPPLEMENTAL INFORMATION:
     Income taxes paid                                                      -
     Interest paid                                                          -




               See accompanying notes to the financial statements

NORTHWESTERN MINERAL VENTURES INC.                                        Page 5
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Northwestern Mineral Ventures Inc. (the "Company") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

         As at December 31, 2003, the Company had cash of $172,413 and working capital of $162,413. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year as they fall due. However, the Company does not have sufficient resources to meet its exploration property commitments as described in Notes 6 and 8(b).

         The Company's ability to continue operations and meet its exploration property commitments is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty there is substantial doubt about the ability of the Company to continue as a going concern.

         These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant.

         INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
         EXPENDITURES
              Interest in exploration properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are depleted on a unit-of-production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred costs are written down to net realizable value. Other general exploration expenses are charged to operations as incurred. The cost of exploration properties abandoned or sold and their related deferred exploration costs are charged to operations in the current year.

              The Company reviews its exploration properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the exploration properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its exploration properties, the Company estimates the potential future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write down.


                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                        Page 6
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION
              EXPENDITURES (Continued) Costs include the cash consideration and the fair market value of the shares issued for the acquisition of exploration properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

         ENVIRONMENTAL EXPENDITURES
              The Company has properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

         STOCK-BASED COMPENSATION PLAN
              The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook Section 3870 with respect to stock based compensation awards to employees of the Company. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards be measured and recorded in the financial statements at fair value for fiscal years beginning on or after January 1, 2004. This Section may be adopted; (i) retroactively in fiscal year 2005 with a restatement of prior period financial statements (ii) retroactively in fiscal year 2005 with no restatement of prior period financial statements (iii) prospectively in fiscal year 2004

              The Company, as permitted by Section 3870, has chosen to apply this Section prospectively.

         USE OF ESTIMATES
              The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

         INCOME TAXES
              The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantially enacted tax rates in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.


3.       CAPITAL STOCK, OPTIONS AND SPECIAL WARRANTS

         The capital stock is as follows:

         A)   AUTHORIZED
                Unlimited number of common shares



                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                        Page 7
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

3.       CAPITAL STOCK, OPTIONS AND SPECIAL WARRANTS (Continued)

         B)   ISSUED AND OUTSTANDING
                1,000,000 common shares

                Transactions during the period are as follows:

                                                      Number of
                                                        Shares         Amount
                                                        ------         ------
                                                          #             $
                COMMON SHARES
                     Issuance of common shares        1,000,000          101
                                                      ===========    =========



C)       STOCK OPTIONS
         The Company has a stock option plan for the purchase of common shares for its directors, officers, employees and other service providers. The aggregate number of common shares reserved for issuance under the stock option plan is the lesser of 2,000,000 common shares and 10% of the issued and outstanding common shares of the Company. The options are non-assignable and non-transferable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant, subject to all applicable regulatory requirements. As at December 31, 2003, there were no options issued and outstanding.

D)       SPECIAL WARRANTS
         Special warrants to purchase 2,000,000 common shares of the Company for no additional consideration, were issued and outstanding as of December 31, 2003. The net proceeds from the sale of the special warrants after deducting the issue costs of the special warrant offering were $195,409.

              As at December 31, 2003, the following special warrants were outstanding:

                Exercise Price           Number                Expiry date
                --------------           ------                -----------
                       $
                      Nil               2,000,000           November 12, 2008

              Each special warrant is exercisable at no additional cost into one common share at any time prior to January 19, 2004.

4.       FINANCIAL INSTRUMENTS

         FAIR VALUE
               Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

               The carrying amounts for cash and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                        Page 8
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================


5.       NET LOSS PER SHARE

         The basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares and special warrants, as provided for under EIC-50 outstanding during the year. Fully diluted loss per share is the same as basic loss per share.

6.       INTEREST IN EXPLORATION PROPERTY

         The Company has entered into a Letter of Intent with Fronteer Development Group Inc. ("Fronteer") dated September 26, 2003 to earn an interest in the Conjuror, Achook and McPhoo properties in the Northwest Territories. Pursuant to the Letter of Intent, the Company acquired the right to earn up to 50% interest in the Bear Project for the following consideration:

         (a)    an initial payment to Fronteer of $20,000 cash;
         (b) completion of exploration expenditures by the Company in the amount of $5,000,000 over a five-year period, including a first year commitment equal to $500,000; and
         (c) annual cash payments to Fronteer, commencing on the first year anniversary of the Option Agreement of $30,000, $40,000, $50,000, $60,000 and $70,000 respectively over a five-year period.

         Pursuant to the Letter of Intent, the Company and Fronteer have agreed to form a strategic alliance to explore for "Olympic Dam-type" iron oxide copper gold deposits in Canada and, upon satisfaction of the Company's obligations to acquire its full 50% interest noted above, Fronteer and the Corporation shall form a joint venture with respect to the Bear Project. Fronteer shall be the operator of all of the exploration programs contemplated by the Option Agreement in consideration of which Fronteer is entitled to a management fee equal to 10% of the total expenditures on the Bear Project. The management fees paid to Fronteer shall be counted as part of the required exploration expenditures to exercise the option pursuant to the Option Agreement. The Conjuror property is subject to a 2% net smelter royalty, one-half of which may be purchased for $1,000,000.

         Subsequent to December 31, 2003, the Company and Fronteer executed a definitive formal option agreement (see Note 8(b)).

7.       INCOME TAXES

         As at December 31, 2003, the Company had non-capital losses of approximately $28,000 carried forward for tax purposes, which may be available to reduce taxable income of future years. The non-capital losses expire in 2010.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely and have been offset by a full valuation allowance.

8.       SUBSEQUENT EVENTS

         a) Subsequent to December 31, 2003, the Company entered into an Agency Agreement with Dominick & Dominick Securities Inc. ("Dominick") to appoint Dominick as agent of the Company to offer for sale, on a best efforts basis, by way of prospectus, a minimum of 8,000,000 and a maximum of 15,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds of a minimum of $800,000 and a maximum of $1,500,000 (the "Offering"). The gross proceeds of the Offering will be used for exploration of its existing properties, the search and acquisition of additional properties and for general corporate purposes. The offering was completed February 26, 2004 through the sale of 15,000,000 common shares for gross proceeds of $1,500,000.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                        Page 9
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

8.       SUBSEQUENT EVENTS (Continued)

                Pursuant to the Agency Agreement, Dominick will receive a commission equal to 7% of the gross proceeds of the Offering ($0.007) per common share for an aggregate commission of $56,000 in the event of the Minimum Offering and an aggregate commission of $105,000 in the event of Maximum Offering. Final receipt for the prospectus was obtained January 12, 2004.

         b) Subsequent to December 31, 2003, the Company and Fronteer executed the definitive formal agreement referred to in Note 6 along with an amending agreement.

                The significant terms are the same as those described in Note 6 and include the following additional terms:

                The completion of the exploration expenditures as follows:

                                                                  Amount
                         Date                                       $
                         ----
                    On or before September 26, 2004                   500,000
                    On or before September 26, 2005                   500,000
                    On or before September 26, 2006                 1,000,000
                    On or before September 26, 2007                 1,000,000
                    On or before September 26, 2008                 2,000,000
                                                                   ----------

                                                                    5,000,000
                                                                   ==========

                In addition, the following terms were included:

                o Should the Company incur not less than $1,000,000 in exploration expenditures on or before September 26, 2005 and make the required cash payments as set out in Note 6, the Company will earn a 10% interest in the project.

                o Should the Company incur not less than $3,000,000 in exploration expenditures on or before September 26, 2007 and make the required cash payment as set out in Note 6, the Company will earn a 30% interest in the project.

                o Should the Company incur not less than $5,000,000 on or before September 26, 2008 and make the required cash payment as set out in Note 6, the Company will have earned its full 50% interest in the project.

         c) The special warrants referred to in Note 3(d) were exercised at no additional cost into 2,000,000 common shares.


                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                       Page 10
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

9.       DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
         PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which, in all respects, are in conformity with accounting principles generally accepted in the United States ("US GAAP") as related to the Company's current operations.

         The following are differences between Canadian GAAP and US GAAP which may have a future impact on these financial statements:

         (A) INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION COSTS In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - "Accounting by Mining Enterprises for Exploration Costs" which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

                  The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, will defer such costs when incurred. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

                  Under U.S. GAAP, mineral exploration costs are expensed as incurred except in the year when proven or probable mineral reserves have been established for a given property in which case all exploration costs for that property incurred since the beginning of that year are capitalized.

         (B)      INVESTMENT IN JOINTLY CONTROLLED ENTITIES
                  Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. The Company's interest in the exploration property described in Note 6 may develop into a jointly controlled entity.


                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                       Page 11
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================


9. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         C)       COMPREHENSIVE INCOME
                  Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("FAS 130"), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

                  The Canadian Standard for Comprehensive Income is in the form of a CICA exposure draft dated March, 2003 which may become Canadian GAAP.

         (D)      FLOW-THROUGH SHARES
                  The CICA issued a Draft EIC dated December 15, 2003, "Flow-through Shares", which outlines the criteria for accounting for flow-through shares.

                  Under U.S. GAAP, the issue of shares at a discount or premium to the market price will result in a U.S./Canadian GAAP difference. A liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through share financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. All future issuances of flow-through shares by the Company will be based on the market price of the shares as they last traded on the TSX Venture Exchange on the date that each agreement to issue shares was made. Accordingly, the absence of a discount or premium to market value on issuance results in no current impact on these financial statements from the application of U.S. GAAP in respect to flow-through shares. There have been no issuances of flow-through shares to date.

         (E)      RECENT ACCOUNTING PRONOUNCEMENTS

                  Disposal of Long-Lived Assets and Discontinued Operations

                  In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

                  o a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

                  o a long-lived asset can only be classified as held for sale if certain criteria are met;

                  o an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

                  o a loss recognized on classification of an asset as held for sale does not include future operating losses;

                  o discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

                  o the income statement display of discontinued operations is unchanged from previous display; and

                  o various disclosures related to the disposal of long-lived assets is required.

                  The Company is currently assessing the impact of Handbook
                  Section 3475 on its financial position and results of operations.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                       Page 12
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

9. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (E)    RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

                Accounting for Severance and Termination Benefits

                In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

                Costs Associated with Exit or Disposal Activities

                In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the Company initiates after that date.

                Guarantees

                In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

                Variable Interest Entities

                In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The CICA recently issued accounting guideline No. 15 "Consolidation of Variable Interest Entities" which harmonizes with U.S. Fin 46. The Canadian guideline is effective for year ends and interim periods beginning on or after January 1, 2004. The Company has determined that it does not have any VIE's which will require consolidation.

                                                                    Continued...

NORTHWESTERN MINERAL VENTURES INC.                                       Page 13
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003
================================================================================

9. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

         (E)    RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

                Liabilities and Equity

                On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer. The Company has determined that the statement did not have any impact on its financial statements.

                Asset Retirement Obligations

                In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

                Stock-based Employee Compensation

                In December 2002, the FASB issued Statement 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and
                Disclosure: an amendment of FASB Statement 123" ("SFAS 123"), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements.

                This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company uses the fair value based method of accounting for stock-based compensation and believes that the Company's financial statement policy is consistent with the new guidance contained in SFAS 148.